                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: July 2001                      Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                  P.O. BOX 38
                       CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                             Form 40-F      X
                  ---------                              ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                   No             X
                  ---------                              ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

                                  EXHIBIT INDEX

    EXHIBIT                   DESCRIPTION OF EXHIBIT
----------------------------------------------------------------------
EXHIBIT 1          2ND QUARTER REPORT TO SHAREHOLDERS, INCLUDING
                   THE INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
                   AND FINANCIAL STATEMENTS FOR THE PERIOD ENDED
                   JUNE 30, 2001.

                                   EXHIBIT 1

FOR IMMEDIATE RELEASE

July 25, 2001

Second Quarter 2001 (For the period ended June 30, 2001.)

                EARNINGS AND CASH FLOW FOR SECOND QUARTER IMPROVE
           FINAL COST ESTIMATE FOR PROJECT MILLENNIUM IS $3.25 BILLION

SECOND QUARTER SUMMARY

ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. NATURAL GAS CONVERTS TO BARRELS OF OIL EQUIVALENT AT A 6:1 RATIO (MMCF OF NATURAL GAS:
BARREL OF OIL); PREVIOUSLY THE CONVERSION WAS DONE ON A 10:1 BASIS. THIS CHANGE HAS BEEN MADE RETROACTIVELY. THE FOLLOWING SUMMARY IS QUALIFIED BY THE MANAGEMENT'S DISCUSSION & ANALYSIS.

- Second quarter earnings were $164 million, up from $111 million in the second quarter of 2000. Second quarter 2001 earnings include a $49 million benefit from reduced income tax rates, compared to a $7 million benefit from a reduced income tax rate during the same time period in 2000. Cash flow from operations for the quarter was $246 million, compared with $244 million during the same period last year.

- Earnings for the first six months of 2001 were $289 million, compared with earnings of $216 million for the same period in 2000. Year-to-date 2001 earnings also include the $49 million reduced income tax benefit, as compared to the $7 million reduced income tax benefit in 2000. Cash flow from operations for the first half of 2001 was $521 million, compared with $513 million during the same period in 2000.

- Suncor's overall production during the second quarter averaged 143,000 barrels of oil equivalent (BOE) per day, compared with 155,800 BOE per day the year before. The six-month production average was 144,900 BOE per day, compared with 159,500 BOE per day during the same period in 2000. The decline reflects a planned maintenance shutdown at Oil Sands that impacted production for nine days, and last year's property divestments in the Natural Gas business.

- As of July 25, approximately 95 per cent of Project Millennium is complete and about 20 per cent of the commissioning is complete. The final capital cost estimate is $3.25 billion, a 16 per cent increase over the previous estimate of $2.8 billion. The increase is primarily attributable to the heated construction economy that has escalated the cost of labour. Reduced productivity, labour availability, delayed engineering and field rework also impacted costs.

- As of July 25, capital spending on Project Millennium was approximately $3 billion. Suncor's net debt position at the end of the quarter stood at approximately $2.6 billion.

- Project Millennium is expected to generate an economic return of about 14 per cent based on a WTI crude oil price of U.S. $20 per barrel, escalated at two per cent annually.

PERFORMANCE SOLID AS SUNCOR PREPARES FOR GROWTH

Suncor Energy Inc. reported second quarter earnings of $164 million, up from $111 million in the second quarter of 2000. Second quarter 2001 earnings include a $49 million benefit as a result of reduced income tax rates, compared to a $7 million benefit from a reduced income tax rate during the same time period in 2000. Cash flow from operations for the quarter was $246 million, compared with $244 million during the same period last year.

Earnings for the first six months of 2001 were $289 million, compared with earnings of $216 million for the same period in 2000. Year-to-date 2001 earnings also include the $49 million reduced income tax benefit, as compared to the $7 million reduced income tax benefit in 2000. Cash flow from operations for the first half of 2001 was $521 million, compared with $513 million during the same period in 2000.

"The combined financial performance of each of Suncor's businesses delivered improved earnings and cash flow," said Rick George, president and chief executive officer. "We also benefited from strong commodity prices and improved refining and retail margins."

Suncor's production during the second quarter averaged 143,000 barrels of oil equivalent (BOE) per day, compared with 155,800 BOE per day the year before. The six-month production average was 144,900 BOE per day, compared with 159,500 BOE per day during the same period in 2000. The decline was due in part to a planned maintenance shutdown at Oil Sands that impacted production for nine days in April.

"On the heels of the Oil Sands turnaround we worked hard to make up for the lost production and set an all time high production record in May of 129,000 barrels per day," said George. "We're focused on delivering safe, reliable and sustained production volumes from our base operation and we're ready for the increased production expansion will bring."

REVISED COST FOR PROJECT MILLENNIUM

With about 95 per cent of the project complete, the final capital cost estimate for Project Millennium - an expansion to increase production capacity at the company's Oil Sands operation to 225,000 barrels per day by year end - is $3.25 billion.

This revised estimate is a 16 per cent increase over the previous estimate of $2.8 billion.

"As construction from Project Millennium progressed, we've been very frank about the impact the rapid growth of the Canadian economy, especially in the energy sector, would have on the cost of expansion," said George. "As crude oil and natural gas prices improved, market demand for labour significantly increased and so did our costs."

The cost increase also reflects reduced productivity, labour availability, delayed engineering and field rework.

Labour availability on the remaining portion of Project Millennium is not expected to impact the company's goal to increase the production capacity of the plant to 225,000 barrels per day by year-end. As of July 25, about 20 per cent of the newly constructed plant has been commissioned. Complete commissioning of the new bitumen production facilities is scheduled for this summer, with first oil from the new upgrader expected in the fall.

"Each day another piece of Project Millennium passes from construction to commissioning. The end of this enormous undertaking is within sight, and the reward of higher production is expected as we move into 2002," said George.

Project Millennium is expected to generate an economic return of about 14 per cent based on a WTI crude oil price of U.S. $20 per barrel, escalated at two per cent annually.

"I believe that through the twinning of the operation, and further debottlenecking, Project Millennium will provide the opportunity to enhance future returns," said George. "Project Millennium is designed to nearly double oil production, enhance operational flexibility, improve our environmental performance and bring our per barrel operating costs down."

Project Millennium also serves as a foundation for future growth, with the cash flow generated by the expansion expected to reduce Suncor's debt level and support the company's vision to further increase production to 400,000 to 450,000 barrels per day in 2008. Any plans toward realizing this long-term vision would be subject to the approvals of regulatory authorities and Suncor's Board of Directors.

                                     - 30 -

Media & Investor Inquiries:
John Rogers
(403) 269-8670

For more information about Suncor Energy, visit our website at www.suncor.com
                                                               --------------

MANAGEMENT'S DISCUSSION AND ANALYSIS  -  JUNE 30,  2001

ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. NATURAL GAS CONVERTS TO BARRELS OF OIL EQUIVALENT AT A 6:1 RATIO (MMCF OF NATURAL GAS:
BARREL OF OIL); PREVIOUSLY THE CONVERSION WAS DONE ON A 10:1 BASIS. THIS CHANGE HAS BEEN MADE RETROACTIVELY.

This Management Discussion and Analysis should be read in conjunction with the attached June 30, 2001 unaudited consolidated statements of earnings, consolidated statements of changes in shareholders' equity, consolidated balance sheets, consolidated statements of cash flows, and notes to the consolidated financial statements. Readers should also refer to Suncor's 2000 Management's Discussion and Analysis ("Annual MD&A") on pages 28 - 53 of Suncor's 2000 Annual Report, and Suncor's 2000 Annual Information Form ("2000 AIF").


---------------------------------------------------------------------------------------------------------------------
Industry Indicators               3 months ended          3 months ended    6 months ended      6 months ended
                                   June 30, 2001           June 30, 2000     June 30, 2001       June 30, 2000
---------------------------------------------------------------------------------------------------------------------
West Texas Intermediate (WTI)          28.00                28.65               28.35                 28.70
crude oil U.S.$/barrel at
Cushing
---------------------------------------------------------------------------------------------------------------------
Light/heavy crude oil                  11.05                4.55                11.15                  4.50
differential U.S.$/barrel -
WTI @ Cushing/Bow River @
Hardisty
---------------------------------------------------------------------------------------------------------------------
Natural gas U.S.$/thousand             4.80                 3.45                 6.05                  2.95
cubic feet @ Henry Hub
---------------------------------------------------------------------------------------------------------------------
Natural gas (Alberta spot)             6.70                 4.00                 8.50                  3.50
Cdn$/thousand cubic feet @
Empress
---------------------------------------------------------------------------------------------------------------------
New York Harbour 3-2-1 crack*          6.65                 5.75                 5.75                  5.20
U.S.$/barrel
---------------------------------------------------------------------------------------------------------------------
Exchange rate: Cdn$:U.S.$              0.65                 0.68                 0.65                  0.68
---------------------------------------------------------------------------------------------------------------------
* New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate.
---------------------------------------------------------------------------------------------------------------------

Suncor's future financial performance is closely linked to the above price and exchange factors. Suncor cannot control the above price and exchange factors and as such cannot predict any future changes. Therefore, future financial performance may be volatile. For further discussion of the above and other risk/success factors affecting Suncor's financial performance, readers are referred to Suncor's 2000 AIF and the Annual MD&A.

THREE MONTHS ENDED JUNE 30, 2001, COMPARED TO THE THREE MONTHS ENDED
JUNE 30, 2000

Net earnings for the quarter were a record $164 million compared to $111 million for the second quarter of 2000.

During the quarter the Alberta and Ontario provincial governments enacted income tax rate reductions that increased earnings by $49 million, as compared to a $7 million income tax rate reduction benefit in 2000 realized by Suncor with respect to its downstream business, Sunoco. The reduction in 2001 was comprised of a net $43 million non-cash benefit from the revaluation of future income tax balances and a net $6 million non-cash benefit from a lower tax rate on current year earnings. The table below details these figures.


---------------------------------------------------------------------------------------------------------------------

                                           INCOME TAX RATE CHANGES - 2001

                    Impact of income tax rate reductions for the second quarter and year-to-date
                                                    ($ millions)
---------------------------------------------------------------------------------------------------------------------
                                 Oil Sands        Natural Gas         Sunoco        Corporate           Total
---------------------------------------------------------------------------------------------------------------------
Adjustment related to                31                9                10             (7)               43
revaluation of future
income tax balances and
reflected in current year
earnings
---------------------------------------------------------------------------------------------------------------------
Rate change impact on                4                 3                0              (1)                6
current year earnings
---------------------------------------------------------------------------------------------------------------------
Total                                35                12               10             (8)               49
---------------------------------------------------------------------------------------------------------------------

Operational earnings for the quarter were $132 million compared to operational earnings of $90 million during the second quarter of 2000. Operational earnings were lower than net earnings for both the second quarters of 2001 and 2000 for the reasons noted in the Net Earnings Components table below.

The $42 million improvement in operational earnings was primarily a result of improved commodity prices, a favourable price adjustment, calculated retroactively to the third quarter of 1999, on a large supply contract, a weaker Canadian dollar, lower crude oil hedging losses, improved downstream margins, and the $6 million impact on earnings due to the income tax rate reductions. Partially offsetting these factors were lower sour crude oil and bitumen prices due to the widening of light/heavy crude oil differentials, a change in the sales mix in 2001 to relatively more bitumen volumes, lower upstream sales volumes due to planned maintenance work and the prior year's oil and gas property divestments, higher interest costs and the write-down with the sale of the company's interests in the Stuart Oil Shale Project (see Note 5 of the consolidated financial statements).

Commencing in the first quarter of this year Suncor changed its methodology of accounting for intersegment sales (as explained in Note 2 of the consolidated financial statements). The new methodology recognizes that more sales of crude oil are being made to third parties than in the past, and Sunoco is purchasing more crude oil from third parties, than in the past.

--------------------------------------------------------------------------------

                            CRUDE OIL HEDGING LOSSES
                              ($ million after tax)

--------------------------------------------------------------------------------
3 MONTHS ENDED,     3 months ended,      6 MONTHS ENDED,      6 months ended,
 JUNE 30, 2001       June 30, 2000        JUNE 30, 2001        June 30, 2000
--------------------------------------------------------------------------------
     49                  51                    94                   102
--------------------------------------------------------------------------------

Operational cash flow from operations in the second quarter of 2001 was $279 million compared with $252 million in the second quarter of 2000.

The $27 million increase in operational cash flow is primarily a result of the same factors that increased net earnings and the favourable income tax impact as a result of the sale of the company's interest in the Stuart Oil Shale Project. These favourable factors were partially offset as a result of the recognition in the quarter of the estimated payment in 2002 with respect to Suncor's long-term employee compensation programs. The final payout under these compensation programs is based on the market price of Suncor's shares in 2002 and in some cases, achieving certain performance targets in 2001. As such the final payout is subject to measurement uncertainty and volatility in both earnings and the ultimate cash payment. For business segment reporting purposes the payouts have been allocated among the company's business units, with the exception of the estimated payouts to senior executives that have been allocated to the Corporate segment.

---------------------------------------------------------------------------------------------------------------------

                                              NET EARNINGS COMPONENTS
                                          ($ millions after income taxes)

---------------------------------------------------------------------------------------------------------------------
                            3 MONTHS ENDED,        3 months ended,         6 MONTHS ENDED,        6 months ended,
                             JUNE 30, 2001          June 30, 2000           JUNE 30, 2001          June 30, 2000
---------------------------------------------------------------------------------------------------------------------
  Operational earnings             132                    90                     263                    195
NATURAL GAS
Asset divestments                   -                     34                      -                     34
       Restructuring costs          -                    (20)                                          (20)
       OIL SANDS
Start-up expenses                  (8)                     -                    (14)                     -
  - Project Millennium
STUART OIL SHALE
    Asset write-down               (3)                     -                     (3)                     -
ADJUSTMENT RELATED TO
REVALUATION OF FUTURE
INCOME TAX BALANCES                43                      7                     43                      7

---------------------------------------------------------------------------------------------------------------------
NET EARNINGS                      164                    111                    289                    216
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

                                        CASH FLOW FROM OPERATIONS COMPONENTS
                                                    ($ millions)

---------------------------------------------------------------------------------------------------------------------
                            3 MONTHS ENDED,        3 months ended,         6 MONTHS ENDED,        6 months ended,
                             JUNE 30, 2001          June 30, 2000           JUNE 30, 2001          June 30, 2000
---------------------------------------------------------------------------------------------------------------------
Operational cash flow              279                    252                    581                    521
NATURAL GAS
Restructuring cost                  -                     (8)                     -                     (8)
  OIL SANDS - start-up
  expenses & overburden
  removal for Project             (33)                     -                    (60)                     -
       Millennium
---------------------------------------------------------------------------------------------------------------------
     Cash flow from                246                    244                    521                    513
       operations
---------------------------------------------------------------------------------------------------------------------

SEGMENTED EARNINGS AND CASH FLOW ANALYSIS

OIL SANDS

Oil Sands recorded net earnings in the second quarter of $108 million. Operational earnings of $85 million exclude the $31 million favourable income tax rate reduction noted in the Income Tax Rate Changes - 2001 table, and the $8 million in start-up costs associated with Project Millennium. Net and operational earnings for the second quarter of 2000 were $81 million.

The $4 million increase in operational earnings from $81 million in 2000 to $85 million in 2001 was primarily due to higher prices as a result of lower hedging losses and the impact of a weaker Canadian dollar versus the U.S. dollar (a weaker Canadian dollar has a positive impact on the pricing of crude oil) and the favourable $12 million (after-tax) impact in the quarter of a pricing adjustment calculated retroactively to the third quarter of 1999, related to a large supply contract. Partially offsetting these favourable pricing factors were lower sour crude oil and bitumen prices due to the widening of the light/heavy crude oil differential compared to prices received in the second quarter of 2000 and a change in the sales mix in 2001 to relatively more bitumen volumes. Based upon current market information and crude oil price declines, management believes that benchmark crude oil prices could average lower than the WTI U.S. $28 per barrel received in the second quarter of this year.

Also contributing to the operational earnings improvement was a lower Alberta crown royalty rate which was reduced to one per cent of gross revenues compared to five per cent in the same period last year and the $4 million impact on current year earnings because of a lower Alberta income tax rate. Partially offsetting these positive factors were lower sales volumes due to nine days of planned maintenance shutdown work of the 5C9 fractionating tower and higher operating expenses.

During the quarter, Suncor initiated a crude oil brokerage business, to generate additional income by buying and selling the crude oil production of other companies. The purchase of crude oil for re-sale, $59 million in the quarter, is shown in the purchases of crude oil and products line in the financial statements. These activities did not have a significant impact on earnings or cash flow during the quarter.

Oil Sands production during the second quarter averaged 109,700 barrels of oil per day, lower than the 116,700 barrels of oil per day achieved during the same period last year. The decline was due to a nine-day planned maintenance shutdown of the 5C9 fractionating tower. Following completion of the maintenance work, production climbed to an average of 129,000 barrels per day during May - a new monthly record. Sales during the quarter averaged 114,700 barrels per day, compared with118,100 barrels per day during the second quarter of 2000, a decline which also reflects the impact of the maintenance shutdown.

The decrease in cash flow from operations to $117 million from $181 million in second quarter of 2000 is due to higher spending associated with Project Millennium start-up, and overburden pre-stripping. As well, there was higher reclamation spending in the quarter and recognition of the estimated employee long-term compensation program payments as compared to 2000 (as described above).

Cash operating costs excluding Project Millennium startup and commissioning were $13.60 per barrel during the second quarter, as compared to $12.20 per barrel in the second quarter last year. The increase is primarily due to lower sales volumes and higher energy costs.

---------------------------------------------------------------------------------------------------------------------

                                           OIL SANDS CASH OPERATING COST
                                             (dollars per sales barrel)

---------------------------------------------------------------------------------------------------------------------
                            3 MONTHS ENDED,        3 months ended,         6 MONTHS ENDED,        6 months ended,
                             JUNE 30, 2001          June 30, 2000           JUNE 30, 2001          June 30, 2000
---------------------------------------------------------------------------------------------------------------------
Base plant                        13.60                  12.20                  13.15                  11.65

Project Millennium
start up expenses                 3.40                     -                    2.95                     -

---------------------------------------------------------------------------------------------------------------------
Total cash operating              17.00                  12.20                  16.10                  11.65
costs
---------------------------------------------------------------------------------------------------------------------

NATURAL GAS

Natural Gas' net earnings increased to $39 million in the second quarter. Operational earnings of $30 million exclude the $9 million favourable income tax rate adjustment noted in the Income Tax Rate Changes - 2001 table. Net earnings for the second quarter of 2000 were $16 million. Operational earnings for second quarter of 2000 were $2 million, which exclude the $34 million in divestment gains and $20 million in restructuring costs as noted above in the Net Earnings Components table.

The $28 million increase in operational earnings was due to higher natural gas prices, lower expenses reflecting last year's restructuring and divestment activities, higher crude oil and natural gas liquids prices, and a weaker Canadian dollar. Natural gas prices were higher due to strong supply and demand fundamentals and an exposure of 40 million cubic feet (mmcf) per day to the high value California market. This level of access to the California market is expected to continue into the foreseeable future. Commodity prices have declined from the first quarter of this year, due to higher supply and weaker demand in the North American natural gas market. Based upon current market information, management believes the natural gas price to be realized over the remainder of the year, may be lower than the average price received during the quarter. Earnings were also favourably impacted by a $3 million benefit associated with the reduction in the Alberta income tax rate in 2001.

Partially offsetting the impact of higher commodity prices was lower production. Production averaged 33,300 BOE per day in the quarter compared with 39,100 BOE per day during the second quarter last year. Natural gas production in the second quarter of 2001 averaged 177 mmcf per day down from 195 mmcf per day in the second quarter of 2000. The decrease from last year reflects oil and gas property divestments that occurred in 2000. Natural Gas continued to progress towards the $18 million to $20 million cost reduction target announced last year, $15 million of which was in place by year-end 2000.

Cash flow from operations for the second quarter of 2001 was $76 million, up from the $42 million reported in the second quarter of 2000. The increase is primarily due to higher commodity prices, partially offset by the recognition of the estimated employee long-term compensation program payments (as described above).

SUNOCO

Sunoco reported its best quarterly net earnings ever of $45 million. Operational earnings of $35 million exclude the $10 million favourable income tax rate adjustment noted in the Income Tax Rate Changes - 2001 table. Net earnings for the second quarter of 2000 were $20 million. In the second quarter of 2000, operational earnings of $13 million excluded the $7 million favourable income tax rate adjustment noted above).

As noted in Suncor's 2000 Annual Report, Sunoco restructured its organization last year to increase operating efficiencies and provide greater focus on Sunoco-wide performance. The re-organization reduced the number of business units from three to two, these new business units being called Rack-Back and Rack-Forward. Sunoco is basing its reporting for 2001 upon this new structure. Prior year figures have been reclassified to conform to this presentation.

The Rack-Back business includes refining operations and sales to the refinery's largest industrial and reseller customers, including Sun Petrochemicals Company, a 50 per cent joint venture between Sunoco and an U.S. refiner.

The Rack-Forward business is comprised of the retail and joint venture retail operations, UPI and Pioneer, as well as the natural gas retail sales. Also included in the Rack-Forward business are cardlock sales, industrial and commercial sales, and e-commerce sales.

Rack-Back operational earnings in the quarter were $29 million compared to $14 million in the second quarter of 2000. Refining margins for the quarter were up sharply, averaging 8.1 cents per liter (cpl) compared with 6.3 cpl in the same quarter last year. The increase reflects the industry-wide tight supply/demand balance and low inventories that occurred in the earlier part of the quarter and which was alleviated in June as demand declined and refinery output increased. As international inventories grew in the latter part of the quarter, refining margins weakened. Based upon current market information, management believes that refining margins may be lower for the balance of the year compared to refining margins received in the first half of the year.

Partially offsetting the improved margins were higher expenses. Rack Back expenses were up $6 million (after-tax) compared with the same quarter last year. The increase was largely related to increased refinery fuel costs resulting from higher natural gas prices and increased consumption.

Rack-Forward operational earnings were $6 million compared to a loss of $1 million in the second quarter of 2000. The primary reason for the increase was a 19 per cent increase in retail gasoline margins for Sunoco's branded retail outlets. Sunoco received 7.6 cpl for the quarter, compared with 6.4 cpl in the second quarter of 2000. Retail gasoline volumes also improved by three per cent over the same quarter in 2000. The natural gas margin for the quarter improved by $2 million (after-tax) compared with the same quarter of 2000 as Sunoco completed a restructuring of a majority of customer contracts, as described in Suncor's Annual MD&A.

Cash flow from operations was $67 million for the quarter compared with $38 million in the same quarter in 2000. The increase reflects the higher earnings partially offset by the recognition of the estimated long-term employee compensation program payments (as described above.

CORPORATE

Corporate costs during the second quarter were $28 million. The operational cost of $21 million excluded the $7 million unfavourable income tax rate adjustment noted in the Income Tax Rate Changes - 2001 table. The operational cost in the second quarter of 2000 was $6 million.

The $15 million increase in operational costs was primarily due to research and development costs with respect to new technology assessments, the costs associated with the sale of the company's interest in the Stuart Oil Shale Project joint venture, higher interest costs and lower foreign exchange gains in 2001 compared with 2000.

The cash flow from operations deficit in the quarter was $14 million compared to $17 million in the same period last year. The decrease reflects the favourable income tax impact as a result of the sale of the company's interest in the Stuart Oil Shale Project. This benefit was partially offset as a result of the recognition of the estimated long-term compensation program payments (as described above).

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2000

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOW

Net earnings for the six months were $289 million compared to $216 million for the same six-month period in 2000.

Year-to-date operational earnings were $263 million compared to operational earnings of $195 million during the first six months of 2000. The difference between net and operational earnings is as noted in the Net Earnings Components table.

The $68 million improvement in operational earnings was primarily for the same reasons that second quarter earnings of 2001 improved over second quarter earnings of 2000.

Year-to-date cash flow from operations was $521 million compared with $513 million in the same period in 2000. Operational cash flow was $581 million, which excludes the costs associated with Project Millennium. Operational cash flow in the same period of 2000 was $521 million.

The increase in cash flow was primarily a result of the same factors that increased net earnings. Cash flow was also favourably impacted as a result of the sale of Suncor's interest in the Stuart Oil Shale Project. This benefit was partially offset as a result of the recognition in the second quarter of the estimated payment in 2002 with respect to Suncor's employee long-term compensation programs (as described above).

SEGMENTED EARNINGS AND CASH FLOW ANALYSIS

OIL SANDS

Oil Sands recorded net earnings for the first half of the year of $177 million. Operational earnings of $160 million exclude the $31 million favourable income tax rate reduction impact and $14 million in start-up costs associated with Project Millennium. Net and operational earnings for the comparable year-to-date period in 2000 were $171 million.

The $11 million decrease in operational earnings from $171 million in the first half of 2000 to $160 million for the comparable period in 2001 was primarily due to a six per cent decline in sales volumes as a result of the second quarter planned maintenance shutdown of the 5C9 fractionating tower and the increase in inventory levels that occurred in the first quarter of the year. Also contributing to the lower earnings were lower sour crude oil and bitumen prices due to the widening of the light/heavy crude oil differential, a change in the sales mix in 2001 to relatively more bitumen volumes and higher operating costs. Partially offsetting these factors were lower hedging losses and the impact of a lower Canadian dollar to U.S. dollar foreign exchange rate, and the favourable $12 million (after-tax) impact in the second quarter of a pricing adjustment calculated retroactively to the third quarter of 1999 related to a large supply contract. Also partially offsetting the operational earnings decrease in 2001 was a lower Alberta crown royalty rate which was reduced to one per cent of gross revenues compared to five per cent in the same period last year, and the $4 million impact on current year earnings of the lower tax rates.

The decrease in cash flow from operations to $257 million from $380 million in the same period last year was due to higher spending associated with Project Millennium start-up, and overburden pre-stripping. As well there was higher reclamation spending and the recognition in the second quarter of the estimated payment in 2002 with respect to Suncor's employee long-term compensation programs (as described above).

Cash operating costs excluding Project Millennium startup and commissioning were $13.15 per barrel for the first half of 2001 compared to $11.65 per barrel in the first half of last year. The increase is primarily due to lower sales volumes and higher energy costs.

NATURAL GAS

Natural Gas' earnings increased to $92 million for the first half of 2001. Operational earnings of $83 million excluded the $9 million favourable income tax rate adjustment. Net earnings for the first half of 2000 were $24 million. Operational earnings for the six months ended June 30, 2000 of $10 million excluded the $34 million in divestment gains and $20 million in restructuring costs. See the above Net Earnings Components table and Income Tax Rate Changes - 2001 table.

The $73 million increase in operational earnings from $10 million in 2000 to $83 million in 2001 was primarily due to higher natural gas prices, lower expenses reflecting last year's restructuring and divestment activities, higher crude oil and natural gas liquids prices, and a weaker Canadian dollar. Natural gas prices were higher due to strong supply and demand fundamentals and significant exposure to the high value California market. Earnings were also favourably impacted by a $3 million benefit associated with the reduction in the Alberta income tax rate in 2001.

Partially offsetting the impact of higher commodity prices was lower production. Production averaged 33,400 BOE per day in the first half of the year compared with 43,800 BOE per day during the first half of last year. Natural gas production in the first half of 2001 averaged 177 mmcf per day down from 208 mmcf per day in the first half of 2000. The decrease from last year reflects property divestments that occurred in 2000.

Cash flow from operations for the first half of the year was $203 million, up from the $90 million reported in the first half of 2000. The increase is primarily due to higher commodity prices partially offset by the recognition in the second quarter of the estimated payment in 2002 with respect to Suncor's employee long-term compensation program (as described above).

SUNOCO

Sunoco reported record net earnings of $68 million for the first half of 2001. Operational earnings of $58 million excluded the $10 million favourable income tax rate adjustment noted in the Income Tax Rate Changes - 2001 table. Net earnings for the first half of 2000 were $39 million, with operational earnings for the same period of $32 million excluding the $7 million favourable income tax rate adjustment noted above.

Year-to-date Rack-Back operational earnings were $47 million compared to $32 million in the same period of 2000. The primary reason for the improvement was the increase in Rack-Back refining margins, averaging 7.3 cpl in the first half of 2001 compared with 5.9 cpl in the same period last year. The year-to-date improvement in 2001 compared to the same period in 2000 reflects the industry-wide tight supply/demand balance and low inventories. Partially offsetting the higher margins were higher cash operating expenses. Refinery fuel costs were higher due primarily to increased natural gas costs and higher consumption. In addition, higher repair and maintenance costs at the refinery were incurred in the first quarter due to an unplanned outage of the catalytic cracker unit. The outage also resulted in higher freight expenditures and higher purchases to meet customer commitments.

Rack-Forward recorded operational earnings of $11 million compared with the breakeven result in the same period last year. The primary reason for the increase was the improvement in retail gasoline margins for Sunoco's branded retail outlets as margins improved to an average of 6.9 cpl, compared with 6.5 cpl in the first half of 2000.

Natural gas retail margins also improved by $4 million (after-tax) compared to the first six months of 2000 as customer contracts have been restructured as described in the company's Annual MD&A.

Year-to-date cash flow from operations was $117 million compared with $84 million in the same period in 2000 with the increase due to the higher earnings, partially offset by the recognition in the second quarter of the estimated payment in 2002 with respect to Suncor's employee long-term compensation programs (as described above).

CORPORATE

Corporate recorded costs during the first half of 2001 of $48 million. The operational costs were $41 million excluding the $7 million unfavourable income tax rate adjustment noted in the Income Tax Rate Changes - 2001 table. Corporate costs in the first half of 2000 were $18 million.

The $23 million increase in corporate operational costs were for primarily the same reasons that second quarter costs increased.

The cash flow from operations deficit for the first half of the year was $56 million compared to $41 million in the same period last year. The increased deficit reflects the higher estimated income tax due to the higher taxable earnings in Suncor's downstream business and the recognition in the second quarter of the estimated payment in 2002 with respect to Suncor's employee long-term compensation program. These unfavourable factors were only partially offset by the favourable income tax impact as a result of the sale of the remaining interest in the Stuart Oil Shale Project.

ANALYSIS OF FINANCIAL CONDITION

Excluding cash and cash equivalents, short-term borrowings and the current portion of long-term borrowings, Suncor had a working capital deficiency of $34 million at the end of the quarter compared to a deficiency of $128 million at the end of 2000. The change reflects an increase in inventory levels and the reduction of outstanding liabilities reflecting lower Project Millennium obligations, lower hedging losses and a lower level of investment spending that has also reduced obligations.

At the end of the second quarter of 2001, net debt had risen to $2.639 billion from $2.236 billion at the end of 2000. At the end of the first quarter of 2001 net debt was $2.514 billion. The increase of the net debt in the current year primarily reflects the ongoing investing activity associated with Project Millennium, with year-to-date spending on the project exceeding $500 million. Suncor has in place sufficient lines of credit to cover working capital requirements and will continue to monitor the debt capital markets for opportunities to refinance bank debt with longer-term debt. Suncor's undrawn lines of credit as of June 30, 2001 were approximately $460 million.

UPDATES AND DEVELOPMENTS

As of July 25, 2001, Suncor's Project Millennium - an expansion to increase production capacity at the company's Oil Sands operation to 225,000 barrels per day by year end -- had reached the 95 per cent completion mark with engineering, equipment and material purchases all essentially complete. Project Millennium expenditures to the end of the second quarter were approximately $2.960 billion.

The final capital cost estimate for Project Millennium is $3.25 billion, a 16 per cent increase over the previous estimate of $2.8 billion.

The increased capital cost estimate is due to increased labour costs, reflecting the rapid growth of the Canadian economy, especially in the energy sector. The cost increase also reflects reduced productivity, labour availability, delayed engineering and field rework.

Despite the increased capital cost, Project Millennium is expected to generate an economic return of about 14 per cent. This return estimate is based on achieving the production capacity goal of 225,000 barrels per day by 2002, a WTI crude oil price of U.S. $20 per barrel escalated at two per cent annually, current cost estimates, and operating cost assumptions.

Labour availability on the remaining portion of Project Millennium is not expected to impact the company's goal to increase the production capacity of the plant to 225,000 barrels per day by year-end.

As of July 25, about 20 per cent of the newly constructed plant has been commissioned. Complete commissioning of the bitumen production facilities is scheduled for this summer, with first oil from the new upgrader expected in the fall.

Oil Sands production goal of a 130,000 barrel per day average for the year has not changed. However, there is some risk of achieving that goal because of the uncertainty of the exact date of a complete start up of all the new facilities.

On June 27, members of Communications, Energy and Paperworkers Union, Local 707 in Oil Sands voted in favour of a new three-year agreement with Suncor.

Labour agreements with various Alberta building trade unions, that supply much of the labour for Project Millennium, expired on April 30, 2001. While Suncor is not signatory to these agreements, the company has developed a working relationship with the unions and contractors that are parties to these agreements. As of July 20, 2001, 19 of the 25 agreements have been ratified therefore no legal sanctions are permitted in this round of bargaining. All remaining agreements will be submitted to a tribunal for settlement. Progress on Project Millennium will not be impeded as a result of this round of bargaining.

Subsequent to the end of the quarter, Suncor's Board of Directors has authorized a crude oil hedging limit of 40 per cent in 2002 and 30 per cent in 2003, 2004 and 2005. Suncor's risk management objective with the hedging program is to lock in prices on a portion of the company's future production today, to reduce exposure to market volatility, manage debt levels, and support the company's ability to finance future growth. Management's intention is to continue to target a hedge position at or around the approved limits.

The Canadian government recently issued a discussion paper on Canadian regulations with respect to sulphur levels in on-road diesel to align Canadian standards to those in the United States. Environment Canada is expected to finalize the on-road diesel sulphur regulation by mid-2002, with an implementation date in mid-2006. Regulations reducing sulphur levels in off-road diesel and light fuel oil are also expected. Such regulatory development assists Sunoco in the development of an implementation plan to comply with the anticipated sulphur limits. Actual spending required to construct sulphur removal facilities will be subjected to the findings of a strategic assessment, which will be completed this year. The costs to comply with these anticipated sulphur in diesel limits could be significant but are not expected to place the company at a competitive disadvantage.

After several years of evaluation and negotiation, a 20 year energy supply agreement was signed with TransAlta Energy Corporation (TransAlta) in the first quarter of 2001. It is expected that the TransAlta Sarnia Regional Co-generation project will provide Sunoco's Sarnia Refinery with steam supply at competitive costs while avoiding the need to build boilers. Under the energy supply agreement, it is expected that the new facility will commence operation in the fourth quarter of 2002. The company has an option to secure electricity requirements under the agreement with TransAlta.

LEGAL NOTICE - FORWARD LOOKING INFORMATION

This Quarterly Report to Shareholders, including this Management's Discussion and Analysis, contains certain forward-looking statements, which are based on Suncor's current expectations, estimates, projections and assumptions and were made by Suncor in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected expenditures, commodity prices, costs, schedules and operating or financial results, are forward looking statements. Some of the forward looking statements may be identified by words like "expects," "anticipates," "plans," "believes," "scheduled," "projects," "intends," "could," "vision," "goal," "objective" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements as a result of known and unknown risks, uncertainties and other factors. The risks, uncertainties and other factors that could influence actual results include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor's ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including Project Millennium; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venturers, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. Many of these risk factors are discussed in further detail in Suncor's 2000 Annual Information Form and in Suncor's Management's Discussion and Analysis accompanying its 2000 annual financial statements. Readers are also referred to the risk factors described in other documents Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company through its web site or by calling 1-800-558-9071.

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)


                                                                                                      Six months
                                                                     Second quarter                  ended June 30
                          ($ millions)                           2001             2000            2001             2000
                                                         -------------   --------------    ------------    -------------
REVENUES (note 2)                                               1 098              820           2 099            1 599
                                                         -------------   --------------    ------------    -------------
EXPENSES
Purchases of crude oil and products (note 2)                      403              208             709              363
Operating, selling and general                                    257              219             487              436
Exploration                                                         4               25               5               35
Royalties                                                          38               43              95               86
Taxes other than income taxes                                      93               91             179              175
Depreciation, depletion and amortization                           86               89             174              180
(Gain) loss on disposal of assets                                   2             (74)               2             (75)
Start-up expenses - Project Millennium (note 3 )                   13                -              23                _
Write-down of oil shale assets (note 5 )                           48                -              48                -
Restructuring                                                       -               43               -               43
Interest                                                            5                -               9                -
                                                         -------------   --------------    ------------    -------------

                                                                  949              644            1731             1243
                                                         -------------   --------------    ------------    -------------

EARNINGS BEFORE INCOME TAXES                                      149              176             368              356
                                                         -------------   --------------    ------------    -------------
PROVISION FOR INCOME TAXES
Current                                                          (14)               12               3               19
Future (note 6)                                                   (1)               53              76              121
                                                         -------------   --------------    ------------    -------------

                                                                 (15)               65              79              140
                                                         -------------   --------------    ------------    -------------
NET EARNINGS                                                      164              111             289              216

Dividends on preferred securities                                 (6)              (7)            (13)             (13)
                                                         -------------   --------------    ------------    -------------
Net earnings attributable to
  common shareholders                                             158              104             276              203
                                                         -------------   --------------    ------------    -------------
PER COMMON SHARE  (dollars)
Net earnings attributable to
  common shareholders (note 7)
    - basic                                                      0.71             0.47            1.24             0.92
                                                         -------------   --------------    ------------    -------------
    - diluted                                                    0.69             0.46            1.21             0.90
                                                         -------------   --------------    ------------    -------------
Cash dividends                                                  0.085            0.085            0.17             0.17
                                                         -------------   --------------    ------------    -------------

                                      (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

                                                                                    June 30                     December 31
                          ($ millions)                                                 2001                            2000
                                                                          ------------------                ----------------
ASSETS
Current assets
  Cash and cash equivalents                                                               4                              21
  Accounts receivable                                                                   394                             407
  Income taxes recoverable                                                               15                               -
  Future income taxes                                                                    53                              45
  Inventories                                                                           201                             192
                                                                          ------------------                ----------------

Total current assets                                                                    667                             665
                                                                          ------------------                ----------------

Capital assets, net                                                                   6 479                           5 883
Deferred charges and other                                                              174                             166
Future income taxes                                                                     127                             119
                                                                          ------------------                ----------------

Total assets                                                                          7 447                           6 833
                                                                          ==================                ================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                                  54                              64
  Accounts payable                                                                      361                             424
  Accrued liabilities                                                                   288                             285
  Income taxes payable                                                                    -                              15
  Future income taxes                                                                     9                               9
  Taxes other than income taxes                                                          39                              39
  Current portion of long-term borrowings                                                 1                               1
                                                                          ------------------                ----------------

Total current liabilities                                                               752                             837
                                                                          ------------------                ----------------
Long-term borrowings                                                                  2 588                           2 192
Accrued liabilities and other                                                           214                             252
Future income taxes                                                                   1 173                           1 080

Shareholders' equity (see below)                                                      2 720                           2 472
                                                                          ------------------                ----------------

Total liabilities and shareholders' equity                                            7 447                           6 833
                                                                         ==================                ================


Shareholders' equity:
                                                                   Number                            Number
                                                            --------------                  ----------------
Preferred securities                                           17 540 000                        17 540 000
                                                                                        514                             514
Share capital                                                 222 503 708               547     221 900 579             537
Retained earnings                                                                     1 659                           1 421
                                                                          ------------------                ----------------

                                                                                      2 720                           2 472
                                                                          ==================                ================

                                        (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                       Six months
                                                                    Second quarter                    ended June 30
                          ($ millions)                           2001             2000            2001             2000
                                                         -------------   --------------    ------------    -------------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                        246              244             521              513
Decrease (increase) in operating working capital
   Accounts receivable                                               7             (17)              13            (82)
   Inventories                                                      14                8             (9)               -
   Accounts payable and accrued liabilities                         39               34            (60)             (2)
   Taxes payable                                                   (4)               11            (20)             (5)
                                                         -------------   --------------    ------------    -------------

CASH PROVIDED FROM OPERATING ACTIVITIES                            302              280             445             424
                                                         -------------   --------------    ------------    -------------

CASH USED IN INVESTING ACTIVITIES (2)                            (473)            (216)           (871)           (676)
                                                         -------------   --------------    ------------    -------------
NET CASH SURPLUS (DEFICIENCY) BEFORE
  FINANCING ACTIVITIES                                           (171)               64           (426)           (252)
                                                         -------------   --------------    ------------    -------------

FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                        24              (1)            (10)            (18)
Net increase (decrease) in long-term borrowings                    135             (34)             471             326
Issuance of common shares under stock option plan                    2                4               8               5
Dividends paid on preferred securities (3)                        (12)             (12)            (24)            (23)
Dividends paid on common shares                                   (19)             (18)            (36)            (37)
                                                         -------------   --------------    ------------    -------------

CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES                  130             (61)             409             253
                                                         -------------   --------------    ------------    -------------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                (41)                3            (17)               1

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                               45                3              21               5
                                                         -------------   --------------    ------------    -------------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                      4                6               4               6
                                                         =============   ==============    ============    =============
PER COMMON SHARE (dollars)
(1) Cash flow provided from operations                            1.10             1.10           2.34              2.32
(3) Dividends paid on preferred securities (pre-tax)              0.05             0.06           0.10              0.11
                                                         -------------   --------------    ------------    -------------
     Cash flow provided from operations after deducting
     dividends paid on preferred securities                       1.05             1.04           2.24              2.21
------------------------------------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data

                                              (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)


                                                                             Preferred           Share           Retained
                          ($ millions)                                      Securities         Capital           Earnings
                                                                      -----------------  --------------   ----------------
AT DECEMBER 31, 1999                                                               514             524              1 070
Net earnings                                                                         -               -                216
Dividends paid on preferred securities                                               -               -               (13)
Dividends paid on common shares                                                      -               -               (37)
Issued for cash under stock option plan                                              -               5                  -
Issued under dividend reinvestment plan                                                              1                (1)
Income taxes - impact of new standard                                                -               -                 57
                                                                      -----------------  --------------   ----------------
AT JUNE 30, 2000                                                                   514             530              1 292
                                                                      -----------------  --------------   ----------------

AT DECEMBER 31, 2000                                                               514             537              1 421
Net earnings                                                                         -               -                289
Dividends paid on preferred securities                                               -               -               (13)
Dividends paid on common shares                                                      -               -               (36)
Issued for cash under stock option plan                                              -               8                  -
Issued under dividend reinvestment plan                                              -               2                (2)
                                                                      -----------------  --------------   ----------------
AT JUNE 30, 2001                                                                   514             547              1 659
                                                                      -----------------  --------------   ----------------

                                       (See accompanying notes)

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                    Corporate
                                          Oil  Sands        Natural Gas              Sunoco     and eliminations              Total
               ($ millions)             2001     2000      2001     2000      2001     2000       2001     2000      2001      2000
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
EARNINGS
Second quarter

REVENUES
Sales and other operating revenues       342      131        45       49       711      640          -        -     1 098       820
Intersegment revenues                     45      203        77       33         -        -      (122)    (236)         -         -
Interest                                   -        -         -        -         -        -          -        -         -         -
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
                                         387      334       122       82       711      640      (122)    (236)     1 098       820
EXPENSES
Purchases of crude oil and products       59        2         -        -       467      445      (123)    (239)       403       208
Operating, selling and general           132      116        17        14       83       73         25       16       257       219
Exploration                                -        -         4        25        -        -          -        -         4        25
Royalties                                 11       25        27        18        -        -          -        -        38        43
Taxes other than income taxes              3        2         -         2       90       87          -        -        93        91
Depreciation, depletion and amortization  54       58        17        18       14       13          1        -        86        89
(Gain) loss on disposal of assets          -        -         2      (73)        -       (1)         -        -         2      (74)
Start-up expenses - Project Millennium    13        -         -         -        -        -          -        -        13         -
Write-off of oil shale assets              -        -         -         -        -        -         48        -        48         -
Restructuring                              -        -         -        43        -        -          -        -         -        43
Interest                                   -        -         -         -        -        -          5        -         5         -
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
                                         272      203        67       47       654      617       (44)    (223)       949       644
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

EARNINGS (LOSS) BEFORE INCOME TAXES      115      131        55       35        57       23       (78)     (13)       149       176
Income taxes                             (7)     (50)      (16)     (19)      (12)      (3)         50        7        15      (65)
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

NET EARNINGS (LOSS)                      108       81        39       16        45       20       (28)      (6)       164       111
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======


SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                    Corporate
                                          Oil  Sands        Natural Gas              Sunoco     and eliminations              Total
               ($ millions)             2001     2000      2001     2000      2001     2000       2001     2000      2001      2000
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
EARNINGS
Six months ended June 30

REVENUES
Sales and other operating revenues       594      282       127      95      1,377   1 221           -        -     2 098     1 598
Intersegment revenues                     86      394       185      77          -       -       (271)    (471)         -         -
Interest                                   -        -         -       -          -       -           1        1         1         1
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
                                         680      676       312      172     1,377    1 221      (270)    (470)     2 099     1 599

EXPENSES
Purchases of crude oil and products       59        2         -        -       916      827      (266)    (466)       709       363
Operating, selling and general           240      225        31       37       167      146         49       28       487       436
Exploration                                -        -         5       35         -        -          -        -         5        35
Royalties                                 18       50        77       36         -        -          -        -        95        86
Taxes other than income taxes              6        5         1        2       172      168          -        -       179       175
Depreciation, depletion and amortization 111      113        35       41        28       26          -        -       174       180
(Gain) loss on disposal of assets          -        -         2     (74)         -      (1)          -        -         2      (75)
Start-up expenses - Project Millennium    23        -         -        -         -        -          -        -        23         -
Write-off of oil shale assets              -        -         -        -         -        -         48        -        48         -
Restructuring                              -        -         -       43         -        -          -        -         -        43
Interest                                   -        -         -        -         -        -          9        -         9         -
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
                                         457      395       151      120     1,283    1,166      (160)    (438)     1,731     1,243
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

EARNINGS (LOSS) BEFORE INCOME TAXES      223      281       161       52        94       55      (110)     (32)       368       356
Income taxes                            (46)    (110)      (69)     (28)      (26)     (16)         62       14      (79)     (140)
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
NET EARNINGS (LOSS)                      177      171        92       24        68       39       (48)     (18)       289       216
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======

CAPITAL EMPLOYED
As at  June 30                         1 548    1 360       321      459       513      451          -     (63)     2 382     2 207
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======
Twelve months ended June 30
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                  22.1     21.4      42.7      8.1      22.8     12.5          -        -      20.0      15.5
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *                 8.5     12.1      42.7      8.1      22.8     12.5          -        -       9.7      10.1
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (CONT'D)
(unaudited)

                                                                                                    Corporate
                                          Oil  Sands        Natural Gas              Sunoco     and eliminations              Total
               ($ millions)             2001     2000      2001     2000      2001     2000       2001     2000      2001      2000
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

CASH FLOW BEFORE
 FINANCING ACTIVITIES
Second quarter

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                108        81        39       16        45       20        (28)     (6)       164       111
     Exploration expenses
        Cash                              -         -         3        3         -        -           -       -         3         3
        Dry hole costs                    -         -         1       22         -        -           -       -         1        22
     Non-cash items included in earnings
        Depreciation, depletion
          and amortization               54        58        17       18        14       13           1       -        86        89
        Future income taxes               5        45        15       31       (8)      (3)        (13)    (20)       (1)        53
        Current income tax provision
          allocated to Corporate          2         5         1     (12)        20        6        (23)       1         -         -
        (Gain) loss on disposal of assets -         -         2     (73)         -      (1)           -       -         2      (74)
        Write-down of oil shale assets    -         -         -        -         -        -          48       -        48         -
        Restructuring                     -         -         -       35         -        -           -       -         -        35
        Other                           (12)        -         -        2         -        2           1       6       (11)       10
     Overburden removal outlays          (6)      (6)         -        -         -        -           -       -        (6)      (6)
     Overburden removal outlays-
       Project Millennium                (20)      (5)         -        -         -        -           -       -       (20)      (5)
     Increase (decrease) in deferred
       credits and other                (14)        3       (2)        -       (4)        1           -       2       (20)        6
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
   Total cash flow provided from
     (used in)  operations               117      181        76       42        67       38       (14)     (17)       246       244

   Decrease (increase) in operating
     working capital                      67     (72)       (6)       74         1       21        (6)       13        56        36
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

   Total cash provided from (used in)
     operating activities                184      109        70      116        68       59       (20)      (4)       302       280
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------



CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
   Capital and exploration
       expenditures                    (420)    (447)      (30)     (33)       (9)     (12)        (1)      (7)     (460)     (499)
   Deferred maintenance
       shutdown expenditures             (2)      (1)       (2)        -         -      (8)          -       -        (4)       (9)
   Deferred outlays and other
       investments                         -      (6)         -        -         -      (3)        (9)       1        (9)       (8)
   Proceeds from disposals                 -      101         -      198         -        1          -       -         -        300
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------

   Total cash used in investing
       activities                      (422)    (353)      (32)      165       (9)     (22)       (10)      (6)     (473)     (216)
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES           (238)    (244)        38      281        59       37       (30)     (10)     (171)        64
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======


SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (CONT'D)
(unaudited)

                                                                                                    Corporate
                                          Oil  Sands        Natural Gas              Sunoco     and eliminations              Total
               ($ millions)             2001     2000      2001     2000      2001     2000       2001     2000      2001      2000
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------   -------
CASH FLOW BEFORE
 FINANCING ACTIVITIES
six months ended June 30

CASH PROVIDED FROM (USED IN)
OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                 177      171        92       24        68       39       (48)     (18)      289       216
     Exploration expenses
        Cash                               -        -         3        7         -        -         -         -        3         7
        Dry hole costs                     -        -         2       28         -        -         -         -        2        28
     Non-cash items included in earnings
        Depreciation, depletion
          and amortization                111     113        35       41        28       26         -         -      174       180
        Future income taxes                42     102        68       27       (7)        3       (27)       11       76       121
        Current income tax provision
          allocated to Corporate            4       8         1        1        33       13       (38)     (22)        -         -
        (Gain) loss on disposal of assets   -       -         2     (74)         -      (1)          -        -        2      (75)
        Write-down of oil shale assets      -       -         -        -         -        -         48        -       48         -
        Restructuring                       -       -         -       35         -        -          -        -        -        35
        Other                            (10)       3         1        1         1        3          2        2       (6)        9
     Overburden removal outlays          (15)     (11)        -        -         -        -          -        -      (15)     (11)
     Overburden removal outlays -
       Project Millennium                 (37)      (8)        -        -         -        -          -        -      (37)      (8)
     Increase (decrease) in deferred
       credits and other                 (15)       2       (1)        -       (6)        1          7        8      (15)       11
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------  -------
   Total cash flow provided from
     (used in) operations                257      380       203       90       117       84       (56)     (41)       521      513

   Decrease (increase) in operating
     working capital                    (44)    (165)        43       54      (27)      (4)       (48)     (26)      (76)     (89)
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------  -------

   Total cash provided from (used in)
     operating activities                213      215       246      144        90       80      (104)     (15)       445      424
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------  -------



CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
   Capital and exploration
       expenditures                    (782)    (853)      (60)     (73)      (13)     (17)        (3)     (13)     (858)    (956)
   Deferred maintenance
       shutdown expenditures             (2)      (1)       (2)        -        -       (8)          -        -       (4)      (9)
   Deferred outlays and other
       investments                         -      (9)         -        -      (1)       (6)        (8)        1       (9)     (14)
   Proceeds from disposals                 -      101         -      201        -         1          -        -         -      303
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------  -------

   Total cash used in investing
        activities                     (784)    (762)      (62)      128      (14)     (30)       (11)     (12)     (871)    (676)
                                     -------  -------   -------  -------  --------  -------   --------  -------   -------  -------
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES           (571)    (547)       184      272        76       50      (115)     (27)     (426)    (252)
                                     =======  =======   =======  =======  ========  =======   ========  =======   =======   =======


SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                                                                           Total
                                                                         For the quarter ended       Six months ended       year
                                    ---------------------------------------------------------------------------------------------
                                      June 30       Mar 31      Dec 31      Sept 30     June 30     June 30     June 30
                                       2001          2001        2000         2000        2000       2001        2000        2000
                                   -----------------------   ----------    --------   ---------    --------   --------    -------
OIL SANDS
PRODUCTION (a)                         109.7        113.4       110.0        114.2       116.7       111.5       115.7       113.9
SALES (a)
  - light sweet crude oil              55.0          53.0        64.0         61.4        64.3        54.0        66.0        64.3
  - diesel                             15.2          13.5        11.0          8.9         8.6        14.4         8.6         9.3
  - light sour crude oil               44.5          40.0        38.5         42.6        45.2        42.2        43.4        42.0
                                    -----------------------   ----------    --------   ---------    --------   --------    -------
                                      114.7         106.5       113.5        112.9       118.1       110.6       118.0       115.6
                                    -----------------------   ----------    --------   ---------    --------   --------    -------
AVERAGE SALES PRICE (b)
  - light sweet crude oil             36.05         36.09       37.22        36.21       33.54       36.07       33.96       35.31
  - other (diesel and light
    sour crude oil)                   27.12         25.66       23.71        27.84       28.22       26.43       28.33       27.09
  - total                             31.40         30.84       31.33        32.39       31.12       31.13       31.48       31.67
  - total *                           38.35         38.17       43.27        43.41       39.40       38.27       39.29       41.29
CASH OPERATING COSTS (1), (c)         17.00         15.40       16.40        14.50       12.20       16.10       11.65       13.55
TOTAL OPERATING COSTS (2), (c)        19.65         18.60       19.50        17.40       16.60       19.00       16.05       17.25

NATURAL GAS
GROSS PRODUCTION **
Conventional
  - natural gas (d)                     177           177         183          200         195         177         208         200
  - natural gas liquids (a)             2.3           2.3         2.5          2.8         3.1         2.3         3.3         3.0
  - crude oil (a) ***                   1.5           1.7         1.6          3.6         3.5         1.6         5.8         4.2
  - total (e)                          33.3          33.5        34.6         39.7        39.1        33.4        43.8        40.5

AVERAGE SALES PRICE
  - natural gas (f)                    6.78         10.73        8.02         4.63        3.70        8.75        3.30        4.72
  - natural gas (f) *                  6.82         10.81        8.05         4.62        3.70        8.81        3.31        4.73
  - natural gas liquids (b)           39.32         45.07       43.00        39.56       32.80       42.17       32.99       36.66
  - crude oil - conventional(b)       36.75         37.35       36.01        33.09       30.04       37.07       27.43       29.50
  - crude oil - conventional(b) *     42.30         42.12       44.35        42.31       38.65       42.21       38.36       39.80

NET WELLS DRILLED
Conventional - exploratory ****           3             2           4            1           9           5          11          16
                   - development          3             2           4            5           6           5          10          19
                                    -----------------------   ----------    --------   ---------    --------   --------    -------
                                          6             4           8            6          15          10          21          35
                                    -----------------------   ----------    --------   ---------    --------   --------    -------

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                                                                           Total
                                                                         For the quarter ended       Six months ended       year
                                    ---------------------------------------------------------------------------------------------
                                      June 30       Mar 31      Dec 31      Sept 30     June 30     June 30     June 30
                                       2001          2001        2000         2000        2000       2001        2000        2000
                                   -----------------------   ----------    --------   ---------    --------   --------    -------
SUNOCO
REFINED PRODUCT SALES (g)
Transportation fuels
  Gasoline - retail *****                 4.3           4.1          4.4         4.2         4.2         4.2        4.1        4.2
                - other                   4.5           4.0          4.1         4.1         4.2         4.3        4.0        4.0
  Jet fuel                                0.7           1.1          1.0         1.1         1.0         0.9        1.1        1.1
  Diesel                                  3.5           3.1          3.3         3.0         3.3         3.2        3.0        3.1
                                         13.0          12.3         12.8        12.4        12.7        12.6       12.2       12.4
Petrochemicals                            0.6           0.5          0.6         0.3         0.8         0.5        0.7        0.6
Heating oils                              0.3           0.8          0.6         0.2         0.3         0.5        0.5        0.4
Heavy fuel oils                           0.8           0.9          0.7         0.5         0.6         0.9        0.6        0.6
Other                                     0.6           0.4          0.5         0.6         0.7         0.6        0.7        0.6
                                         15.3          14.9         15.2        14.0        15.1        15.1       14.7       14.6

NATURAL GAS SALES (d)                     102            92           95          74          78          97         81         83

MARGINS (h)
Refining (3)                              8.1           6.2          5.8         6.1         6.3         7.3        5.9        5.9
Retail (4)                                7.6           6.1          7.0         6.4         6.4         6.9        6.5        6.6

CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery (g)         10.9           9.8         10.5        10.7        11.0        10.4       11.2       10.9
Utilization of refining capacity (%)       98            88           95          96          99          93        101         98

*     Excludes the impact of hedging activities.
** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.
*** Before deducting second quarter 2001 Alberta Crown royalty of 0.2 thousand barrels per day (second quarter 2000 - 0.4 thousand barrels per day). ****Excludes exploratory wells in progress.
*****Excludes sales through joint venture interests.
(a)  thousands of barrels per day         (e)  BOE (6:1 basis) per day
(b)  dollars per barrel                   (f)  dollars per thousand cubic feet
(c)  dollars per barrel rounded to the    (g) thousands of cubic metres per day
     nearest  $0.05                       (h) cents per litre
(d)  millions of cubic feet per day

DEFINITIONS
(1) Cash operating costs - operating, selling and general expenses, taxes other than income taxes and overburden cash expenditures for the period
(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less purchases of crude oil and products and royalties in Schedules of Segmented Data).
(3) Refining margin - average wholesale unit price from all products minus average unit cost of crude oil. (4) Retail margin - average street price of Sunoco branded retail gasoline minus refining gasoline price. Metric conversion Crude oil, refined products, etc. 1m3 (cubic metre) = approx.
    6.29 barrels Natural gas 1m3 (cubic metre) = approx. 35.49 cubic feet
(4) Retail margin - average street price of Sunoco branded retail gasoline minus refining gasoline price.

METRIC CONVERSION
Crude oil, refined products, etc.     1m3 (cubic metre)=approx. 6.29 barrels
Natural gas                           1m3 (cubic metre)=approx. 35.49 cubic feet


                                                                                     2001                    2000
                                                                           ---------------            ------------

COMMON SHARE INFORMATION

for the six months ended June 30

Average number outstanding, weighted
  monthly (thousands)                                                             222 270                 221 172
                                                                           ===============            ============
as at June 30

Share price at end of trading
  Toronto Stock Exchange - $Canadian                                                38.60                   34.20
                                                                           ===============            ============

  New York Stock Exchange - $U.S.                                                   25.70                   23.25
                                                                           ===============            ============

Book value per common share - $Canadian                                              9.92                    8.24
                                                                           ===============            ============
                            - $U.S.                                                  6.54                    5.56
                                                                           ===============            ============

Common share options outstanding                                                6 364 408               6 277 681
                                                                           ===============            ============

RATIOS
(unaudited)

as at June 30

Debt to debt plus shareholders' equity (%)                                           49.3                    42.9
                                                                           ===============            ============
Net tangible asset coverage on long-term debt (times)
  Before deduction of future income taxes                                             2.4                     2.8
                                                                           ===============            ============
  After deduction of future income taxes                                              2.1                     2.2
                                                                           ===============            ============
for the twelve months ended June 30

Debt to cash flow provided from operations (times)                                    2.7                     2.0
                                                                           ===============            ============
Interest coverage on long-term debt (times)
  Net income                                                                          4.8                     7.2
                                                                           ===============            ============
  Cash flow from operations                                                           7.3                    10.7
                                                                           ===============            ============


SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)


1.       ACCOUNTING POLICIES
These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception to the elimination of intercompany sales as discussed in note 2.

2.       ELIMINATION OF INTERCOMPANY SALES
During the first quarter of 2001, the company changed the methodology of accounting for sales from its upstream operations (Oil Sands and Natural Gas) to its downstream operations (Sunoco) from a deeming concept to the actual tracking of product shipped. This change was made to better reflect the current operational activities within the company. This prospective change increased sales and other operating revenues and purchases of crude oil by $115 million for the quarter and $211 million year to date and has no impact on consolidated and segmented net earnings in the accompanying financial statements.

3.       START-UP EXPENSES
Start-up expenses represent pre-operating costs incurred in the commissioning of the company's Oil Sands Project Millennium.

4.   SUPPLEMENTAL INFORMATION

     --------------------------------------------------------------------------
                                                    Six months ended June 30
     --------------------------------------------------------------------------
     ($ millions)                                  2001                   2000
                                                   ----                   ----
     --------------------------------------------------------------------------
     Interest paid                                   70                     44
                                                     --                     --
     --------------------------------------------------------------------------
     Income taxes paid                               23                     16
                                                     --                     --
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
     Interest expense
     --------------------------------------------------------------------------
         Long term interest cost                     70                     48
     --------------------------------------------------------------------------
         Capitalized interest                      (61)                    (48)
                                                   ----                    ----
                                                      9                      -
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                             Second quarter
     --------------------------------------------------------------------------
     ($ millions)                                 2001                   2000
                                                  ----                   ----
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
     Interest paid                                 27                     16
                                                   --                     --
     --------------------------------------------------------------------------
     Income taxes paid                              3                      -
                                                    -                      -
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
     Interest expense
     --------------------------------------------------------------------------
         Long term interest cost                    35                     26
     --------------------------------------------------------------------------
         Capitalized interest                      (30)                  (26)
                                                   ----                  ----
     --------------------------------------------------------------------------
                                                      5                     -
                                                      -                     -
     --------------------------------------------------------------------------


     HEDGE POSITION UPDATE AS AT JUNE 30

--------------------------------------------------------------------------------------------------------------
                                         Quantity                 $US (WTI)                 $CDN
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------------------------------------
Crude Oil                       42,710 bbl/day              @     $18.75                    $26.47
--------------------------------------------------------------------------------------------------------------
                                 4,790 bbl/day              @     $18.75                    $28.46 *
--------------------------------------------------------------------------------------------------------------
                                                                  $26.00 - $31.88           $39.46 - $48.38 *
                                10,000 bbl/day              @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
2002
--------------------------------------------------------------------------------------------------------------
Crude Oil                       41,000 bbl/day              @     $20.06                    $28.46
--------------------------------------------------------------------------------------------------------------
                                                                  $21.00 - $26.19           $31.87 - $39.75 *
                                10,000 bbl/day              @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------
                                                                  $22.00 - $26.28           $33.39 - $39.89 *
                                12,000 bbl/day              @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------
                                                                  $23.00 - $27.59           $34.91 - $41.87 *
                                18,000 bbl/day              @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------
                                                                  $23.50 - $28.15           $35.67 - $42.72 *
                                  3,000 bbl/day             @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
2003
--------------------------------------------------------------------------------------------------------------
Crude Oil                                                         $21.00 - $26.68           $31.87 - $40.49 *
                                14,000 bbl/day              @     (costless collar)         (costless collar)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------


* For presentation purposes, these $US hedges have been converted to a $CDN equivalent based on the month end $US/$CDN exchange rate of 1.5177.
---------------------------------------------------------------------------

5.        OIL SHALE PROJECT
Effective April 5, 2001, the company sold its interest in the Stuart Oil Shale Project to joint venture co-owners Southern Pacific Petroleum NL and Central Pacific Minerals NL(SPP/CPM). Under the terms of the purchase, the company retains a 5% royalty interest in Stage 1 of the project and SPP/CPM and Suncor retain world wide rights to the ATP technology. The company made total payments as part of the transaction in the amount of $5 million (AUD$7 million), which SPP/CPM will use to fund Stage 1 operating, capital and transition costs. The company received 2.5 million SPP shares and 0.926 million CPM shares in consideration. SPP/CPM issued the company 12.5 million SPP share options and 4.6 million CPM share options, exercisable over five years at a strike price of AUD$1.25 per SPP share and AUD$3.38 per CPM share. Suncor has agreed to surrender its partly paid Restricted Class shares (SPP 57 million and CPM 18.85 million) which were acquired in 1997.

 During the second quarter of 2001, the company wrote off the carrying value of the capital assets and extinguished the long-term borrowings and accrued interest. The earnings impact of the sale of our remaining interest in the project was $48 million pre-tax, $3 million after-tax.

6.       INCOME TAX RATE REDUCTION
Effective April 1, 2001, the Alberta and Ontario governments passed legislation that reduced the provincial income tax rates. The future tax balances for the company have been revalued at the new rates resulting in a cumulative future tax recovery of $43 million. The new rates are reflected in the tax provisions for the current period. The income tax rate reduction does not affect the company's cash flow or liquidity.

7.       EARNINGS PER COMMON SHARE
The following table provides a reconciliation between basic and diluted earnings per common share:


-------------------------------------------------------------------------------
                                                    Six months ended June 30
-------------------------------------------------------------------------------
                                                   2001                   2000
                                                   ----                   ----
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
($ MILLIONS)
-------------------------------------------------------------------------------
Net earnings attributable to common
shareholders                                       276                      203
-------------------------------------------------------------------------------
Dividends on preferred securities                   13                       13
                                                    --                       --
-------------------------------------------------------------------------------
Net earnings before deducting dividends on preferred
securities                                         289                      216
                                                   ===                      ===
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(MILLIONS OF COMMON SHARES)
-------------------------------------------------------------------------------
Weighted-average number of common shares           222                      221
-------------------------------------------------------------------------------
Dilutive securities:
-------------------------------------------------------------------------------
  Options/shares issued under long term
  incentive plan                                     3                        3
-------------------------------------------------------------------------------
  Preferred securities converted                    13                       17
                                                    --                       --
-------------------------------------------------------------------------------
Weighted-average number of diluted
common shares                                      238                      241
                                                   ===                      ===
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(DOLLARS PER COMMON SHARE)
-------------------------------------------------------------------------------
Basic earnings per share *                        1.24                     0.92
-------------------------------------------------------------------------------
Diluted earnings per share **                     1.21                     0.90
-------------------------------------------------------------------------------

* Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted average number of common shares.

** Diluted earnings per share is the net earnings before deducting dividends on preferred securities divided by the weighted average number of diluted common shares.



-------------------------------------------------------------------------------
                                                         Second quarter
-------------------------------------------------------------------------------
                                                   2001                   2000
                                                   ----                   ----
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
($ MILLIONS)
-------------------------------------------------------------------------------
Net earnings attributable to common
shareholders                                       158                      104
-------------------------------------------------------------------------------
Dividends on preferred securities                    6                        7
                                                    --                       --
-------------------------------------------------------------------------------
Net earnings before deducting dividends on
preferred securities                               164                      111
                                                   ===                      ===
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(MILLIONS OF COMMON SHARES )
-------------------------------------------------------------------------------
Weighted-average number of common shares           222                      221
-------------------------------------------------------------------------------
Dilutive securities:
-------------------------------------------------------------------------------
  Options/shares issued under long term
   incentive plan                                    3                        3
-------------------------------------------------------------------------------
  Preferred securities converted                    13                       16
                                                    --                       --
-------------------------------------------------------------------------------
Weighted-average number of diluted
common shares                                      238                      240
                                                   ===                      ===
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(DOLLARS PER COMMON SHARE)
-------------------------------------------------------------------------------
Basic earnings per share *                        0.71                     0.47
-------------------------------------------------------------------------------
Diluted earnings per share **                     0.69                     0.46
-------------------------------------------------------------------------------

* Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted average number of common shares.

** Diluted earnings per share is the net earnings before deducting dividends on preferred securities divided by the weighted average number of diluted common shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     SUNCOR ENERGY INC.

Date: July 25, 2001                  By: "JANICE B. ODEGAARD"
                                         -------------------------------
                                         JANICE B. ODEGAARD
                                         Associate General Counsel
                                         and Assistant Secretary